

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2025

Renee Wilm
Chief Legal Officer and Chief Administrative Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re: Liberty TripAdvisor Holdings, Inc.**
> **Schedule 13E-3 filed January 23, 2025**
> **File No. 005-88301**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 23, 2025**
> **File No. 001-36603**

Dear Renee Wilm:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A

General

1.   We note that Tripadvisor has requested confidential treatment for Exhibits (c)(4) through (9), (c)(11) through (c)(13) and (c)(16) through (c)(18). We will review and provide comments on the request separately. All comments concerning the confidential treatment request should be resolved prior to mailing the proxy statement.

2.   We note the following disclosure in the Schedule 13E-3: "The information concerning Liberty TripAdvisor contained in, or incorporated by reference into, this transaction statement and the proxy statement was supplied by Liberty TripAdvisor. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this transaction statement and the proxy statement was supplied by such filing person. No filing person, including Liberty TripAdvisor, is responsible for

the accuracy of any information supplied by any other filing person." This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

3.   Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We note that Mr. Maffei is the non-employee President, Chief Executive Officer and Chairman of Liberty TripAdvisor, director of Tripadvisor, signatory to the Maffei voting agreement, beneficially owns 97.3% of the Liberty TripAdvisor Series B common stock and holds approximately 41.4% of the total voting power of the issued and outstanding shares of Liberty TripAdvisor common stock in the aggregate, each as of December 31, 2024. We also note disclosure on pages 62 and 63 summarizing preliminary presentations presented or delivered by Centerview on September 5 and 12 and October 4, 6 and 11, 2024 that contained "an overview of the proposed transaction framework of a potential acquisition of Liberty TripAdvisor '*communicated by Certares*'…" (emphasis added). In your response letter, please explain why Gregory B. Maffei and Certares, as the sole holder of all the issued and outstanding shares of Liberty TripAdvisor preferred stock, are not affiliates of Liberty TripAdvisor engaged directly or indirectly in the Rule 13e-3 transaction and should not be listed as signatories to the Schedule 13E-3 signature page and included as filing persons. Alternatively, please revise the Schedule 13E-3 to include Mr. Maffei and Certares as filing persons.

4.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Please revise the disclosure to include all the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

5.   We note disclosure in the Schedule 13E-3 that the Liberty TripAdvisor Board determined that the merger agreement and the transactions contemplated thereby were fair to Liberty TripAdvisor stockholders (including the disinterested stockholders). The term "disinterested stockholders" is defined to mean the holders of the outstanding shares of Liberty TripAdvisor *capital stock* (emphasis added) other than any outstanding shares beneficially owned by the enumerated entities listed on page 2 of the Schedule 13E-3 and page 24 of the preliminary proxy statement. Such defined term does not appear to exclude outstanding shares of preferred stock currently held by Certares. Similar language is repeated throughout the proxy statement. While we acknowledge other disclosure in the proxy statement that the Liberty TripAdvisor Board and the buyer parties believe that the merger "is fair to Liberty TripAdvisor's 'unaffiliated security holders,' as such term is defined" in Exchange Act Rule 13e-3,

with a view towards improved disclosure, please consider providing additional disclosure to clarify that the reference to "unaffiliated security holders" is intended to refer only to holders of Liberty TripAdvisor common stock. Refer to the statement described in Item 1014(a) of Regulation M-A and Exchange Act Rule 13e-3(a)(4).

<u>Reasons for the Merger; Recommendation of the Liberty TripAdvisor Board; Fairness of the Merger, page 44</u>

6. The factors listed in Instruction 2 to Item 1014 of Regulation M-A and paragraphs (c), (d) and (e) of Item 1014 are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors described in paragraphs (c), (d) and (e) of Item 1014, as well as clauses (i) through (v) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Liberty TripAdvisor Board's fairness determination. If the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the Liberty TripAdvisor Board believes the Rule 13e-3 transaction is fair in the absence of such safeguards.

   This comment also applies to the disclosure in the section captioned "Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger" beginning on page 64 with respect to paragraphs (c) and (d) and clause (viii) of Instruction 2 to Item 1014.

<u>Miscellaneous, page 53</u>

7. Disclosure in the last sentence of the second paragraph on page 53 indicates that "[f]or investment banking services, Citi was paid by Liberty TripAdvisor (and various other entities associated with Liberty TripAdvisor) and Tripadvisor, during the two-year period prior to the date of its opinion, approximately $23 million and approximately $0.1 million, respectively." Please disclose and quantify, if applicable, any other fees, in addition to fees for investment banking services, paid by Liberty TripAdvisor and Tripadvisor to Citi. Refer to Item 1015(b)(4).

<u>Opinion of Centerview Partners LLC - General, page 61</u>

8. Disclosure in the third paragraph of this section indicates that "[i]n the two years prior to the date of its written opinion, except for its engagement by the Tripadvisor special committee, Centerview had not been engaged to provide financial advisory or other services to Tripadvisor, and Centerview had received between $500,000 and $2,000,000 in compensation from Tripadvisor in connection with its engagement with the Tripadvisor special committee during such period." Disclosure in the last paragraph in this section indicates that "[i]n connection with Centerview's services as the financial advisor to the Tripadvisor special committee, Tripadvisor has agreed to pay Centerview an aggregate fee of $10,500,000, $3,000,000 of which was payable upon the rendering of Centerview's opinion and $7,500,000 million of which is payable contingent upon consummation of the transaction." With a view towards improved disclosure, please clarify what services were performed for which

Centerview received between $500,000 and $2,000,000 in compensation that were not included in the aggregate fee of $10,500,000, and explain why such compensation cannot be specifically quantified. Alternatively, disclose the actual compensation paid. Refer to Interpretive Response 217.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009.

Position of Tripadvisor, ParentSub LLC and Merger Sub as to the Fairness of the Merger, page 64

9.   The last paragraph on page 64 indicates that "[t]he buyer parties have not received any report, opinion or appraisal from any outside party materially related to the merger…" Please reconcile such disclosure with the disclosure and exhibits related to the opinion of Centerview.

Cautionary Statement Regarding Forward-Looking Information, page 78

10.   We note the disclosure on page 78 that the proxy statement contains "'forward-looking statements' within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act, as amended. The provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E), Securities Act Section 27A(b)(1)(E) and Question 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, dated January 26, 2009. Please revise the proxy statement and refrain from referring to the PSLRA in any future filings, press releases, or other communications relating to this going private transaction.

11.   Disclosure on page 79 states that "Liberty TripAdvisor expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect…any change in events, conditions or circumstances on which any such statement is based." Such statement is inconsistent with Liberty TripAdvisor's obligations to amend and promptly disseminate revised information if its existing disclosure materially changes. See Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii). Please revise accordingly.

Where You Can Find Additional Information, page 148

12.   We note the statement that "Liberty TripAdvisor incorporates by reference…, with respect to this proxy statement but not with respect to the transaction statement on Schedule 13E-3, any documents filed by Liberty TripAdvisor pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this proxy statement and prior to the date of the special meeting…" Note that Schedule 14A does not permit general "forward incorporation" of documents to be filed in the future. The proxy statement may only incorporate by reference in the manner and to the extent specifically permitted by the items of Schedule 14A. Otherwise, the proxy statement must be amended to specifically list any such future filings. Please revise. See Note D of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions